Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

We are a holding company incorporated in the Cayman Islands and headquartered in Singapore. We wholly own MPU DE, which in turn wholly owns FunVerse Holding Limited, a British Virgin Islands company (“FunVerse”). FunVerse directly owns Yuder Pte. Ltd., a Singapore corporation (“Yuder”), which operates FlexTV, our short drama streaming platform. FlexTV offers English, Japanese and Thai short dramas translated into multiple languages for users across Europe, the Americas, Southeast Asia and other global regions. In addition to original content production, Yuder also acquires third-party content licenses for translation and distribution on the FlexTV platform. To provide diverse international content, our production team has filmed in multiple locations worldwide, including the United States, Mexico, Australia, Japan, Thailand and the Philippines.

We witnessed intensified competition in the global short drama industry, characterized by elevated user acquisition costs, aggressive marketing spending and widespread operating losses across peers. Against this challenging environment, the Company implemented a tightened and prudent operating strategy focused on operational efficiency, margin stability and long-term sustainable growth. We proactively shifted from self-developed short drama production to an asset-light model through strategic content procurement, optimized marketing expenditure to improve delivery efficiency, and expanded organic user acquisition via social media engagement. As a result, advertising expenses as a percentage of total revenue improved significantly from 53% in the six months ended June 30, 2025 to 43% in the six months ended June 30, 2026, while average revenue per user (“ARPU”) increased from $3.05 in the six months ended June 30, 2025 to $3.62 in the six months ended June 30, 2026, reflecting enhanced user monetization efficiency.

Recent Corporate Developments

On September 1, 2026, the Company’s shareholders approved a proposal, as an ordinary resolution, that (a) all the Company’s class A ordinary shares, class B ordinary shares and class C ordinary shares of par value USD0.001 each, whether issued or unissued (collectively, the “Shares”), be consolidated at a ratio of twenty (20) Shares into one (1) Share of par value USD0.02, with the consolidated Shares having the same rights and being subject to the same restrictions (other than the change in par value) as the existing Shares of the relevant class under the Company’s then-existing memorandum and articles of association (the “Share Consolidation”); (b) the Company's authorized share capital be altered from USD1,110,000 divided into 1,000,000,000 class A ordinary shares of par value USD0.001 each, 50,000,000 class B ordinary shares of par value USD0.001 each, 50,000,000 class C ordinary shares of par value USD0.001 each, and 10,000,000 preferred shares of par value USD0.001 each to USD1,110,000 divided into 50,000,000 class A ordinary shares of par value USD0.02 each, 2,500,000 class B ordinary shares of par value USD0.02 each, 2,500,000 class C ordinary shares of par value USD0.02 each, and 10,000,000 preferred shares of par value USD0.001 each as a result of the Share Consolidation; (c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; (d) the Share Consolidation shall take effect from September 15, 2026; and (e) any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

On September 15, 2026, the Company, at the authorization of the Board of Directors, effected a share consolidation at a ratio of 1 post-split ordinary share for every 20 pre-split ordinary shares (the “2026 Share Consolidation”). At the effective time of the Share Consolidation, the authorized share capital of the Company was amended from USD1,110,000 divided into 1,000,000,000 class A ordinary shares of par value USD0.001 each, 50,000,000 class B ordinary shares of par value USD0.001 each, 50,000,000 class C ordinary shares of par value USD0.001 each, and 10,000,000 preferred shares of par value USD0.001 each to USD1,110,000 divided into 50,000,000 class A ordinary shares of par value USD0.02 each, 2,500,000 class B ordinary shares of par value USD0.02 each, 2,500,000 class C ordinary shares of par value USD0.02 each, and 10,000,000 preferred shares of par value USD0.001.

On May 26, 2026, the Company entered into a share purchase agreement to acquire 30% equity interest in Armonia Technology Limited (“Armonia”), at consideration of $1,500,000. For the six months ended June 30, 2026, the Company made investment of $1,200,000 in the form of USDT with remaining investment of $300,000 outstanding. Though the Company owned 30% equity interest in Armonia, the Company had no voting rights and could not exercise significant influence over Armonia. Accordingly, the Company elected the measurement alternative for the investment in Armonia, which is recorded at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Key Components of Results of Operations

Revenues

We generated revenue primarily from (i) membership and top-up streaming services, also known as in-App purchase services (“IAP”), (ii) online advertising services, also known as in-App advertising services (“IAA”), and (iii) content licensing business of our short dramas. For the six months ended June 30, 2026 and 2025, our revenues were comprised of the following:

	For the Six Months Ended June 30,
	2026	2025

In-App Purchase services	$8,467,700	$12,455,500
In-App Advertising services	1,468,800	1,150,300
Content licensing business	535,000	1,191,000
	$10,471,500	$14,796,800

Membership and top-up streaming services (“IAP”)

Membership and top-up streaming services are referred to as In-App Purchases (“IAP”). We offer membership services to subscribers in various countries and provide the plans that primarily include access to exclusive and ad-free streaming of short dramas, accelerated downloads and more. Users can choose to become weekly, monthly or annual members on our short drama streaming platform. Users can also top up their accounts to acquire in-app coins on our platform, which are then used to continue viewing the short dramas. Users can also earn in-app coins by completing daily and new user tasks.

For the six months ended June 30, 2026 and 2025, we collected recharge amount of approximately $8.5 million and $12.7 million from In-App Purchases services, respectively. We recognize membership revenue ratably over the membership period and top-up revenue as in-app coins are consumed and services are rendered.

	For the six months ended June 30, 2026
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
Revenues from In-App Purchases services	$1,060,600	$5,127,800	$1,865,900	$413,400	$8,467,700

Period Active Users (“PAU”)(1)	132,578	1,237,024	718,513	253,893	2,342,008
Average membership and top-up streaming services revenue per active user (“ARPU”)(2)	$8.00	$4.15	$2.60	$1.63	$3.62
Period Paying Users (“PPU”) (3)	20,796	193,771	62,859	32,547	309,973
Average membership and top-up streaming services revenue per paying user (“ARPPU”)(4)	51.00	26.46	29.68	12.70	27.32

	For the six months ended June 30, 2025
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
Revenues from In-App Purchases services	$4,666,800	$4,516,800	$2,536,000	$735,900	$12,455,500

Period Active Users (“PAU”)(1)	606,944	1,747,828	1,192,264	538,246	4,085,282
Average membership and top-up streaming services revenue per active user (“ARPU”)(2)	$7.69	$2.58	$2.13	$1.37	$3.05
Period Paying Users (“PPU”) (3)	104,596	141,774	85,644	32,586	364,600
Average membership and top-up streaming services revenue per paying user (“ARPPU”)(4)	44.62	$31.86	$29.61	$22.58	$34.16

(1)	A PAU is defined as a user who has downloaded and opened FlexTV app at least once. For the six months ended June 30, 2026 and 2025, the PAU is calculated at the total of six months PAU.
(2)	ARPU is defined as average membership and top-up streaming services revenue generated by each active user in one period.
(3)	A PPU is defined as a user who has registered for a membership or topping up, provided a method of payment, and is entitled to access FlexTV services. This membership or topping up does not include participation in free trials or other promotional offers extended by the company to new users. For the six months ended June 30, 2026 and 2025, the PPU is calculated at the total of six monthly PPU.
(4)	ARPPU is defined as average membership and top-up streaming services revenue generated by each paying user in one period.

Online advertising services (“IAA”)

Online advertising services are referred to as In-App Advertising (“IAA”). We sell advertising services by delivering brand advertising primarily to third-party advertising agencies. We provide advertisement placements on our short drama streaming platform in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. We identify one performance obligation in the contracts with customers. Revenues are recognized over time based on amounts invoiced to the customers.

Content licensing business

The Company entered into license agreements with third party platform customers, pursuant to which the Company grants licenses of its self-produced short-dramas to the platforms and allows them to distribute the short dramas for an agreed period of time. The transaction price is comprised of a fixed price and variable price which is calculated at a percentage of the revenues generated by the customers. The Company evaluates whether the license provides a right-to-use or right-to-access intellectual property. Revenue from fixed consideration is recognized at a point in time when control of the license is transferred for right-to-use licenses, or over time for right-to-access licenses. Variable consideration is recognized when it is probable that a significant reversal will not occur. For the six months ended June 30, 2026 and 2025, the Company generated revenues of approximately $0.5 million and $1.2 million, respectively, from its content licensing business.

Cost of revenues

For the six months ended June 30, 2026 and 2025, the cost of revenues was primarily comprised of platform service fees charged by third party payment processors, amortization of produced contents and software and copyrights which were applied to produce short dramas and other expenses which were directly attributable to producing short dramas.

	For the Six Months Ended June 30,
	2026	2025

Platform service fees charged by third party payment processors	$2,288,800	$3,300,400
Amortization of content assets	1,087,900	2,655,400
Others	336,600	394,200
	$3,713,300	$6,350,000

Selling expenses

Selling and marketing expenses primarily consist of advertising expenses, primarily composed of traffic expenses, and other miscellaneous expenses.

	For the Six Months Ended June 30,
	2026	2025

Advertising expenses	$4,536,900	$7,779,400
Others	-	53,700
	$4,536,900	$7,833,100

General and administrative expenses

General and administrative expenses primarily consist of (i) IT expenses, (ii) payroll and welfare expenses; (iii) professional and consulting expenses including legal expenses, audit expenses and other consultants, and (iv) other miscellaneous expenses.

	For the Six Months Ended June 30,
	2026	2025

IT expenses	$2,377,100	$2,029,500
Payroll and welfare expenses	3,074,800	945,500
Consulting expenses	1,289,700	1,361,200
Credit loss against other receivable	80,500	-
Others	584,600	341,200
	$7,406,700	$4,677,400

Income taxes

We account for income taxes in accordance with the authoritative guidance, which requires income tax effects for changes in tax laws to be recognized in the period in which the law is enacted.

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends by us to our shareholders, no withholding tax will be imposed.

United States

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states. Currently we are not under any audit examination from federal or state tax authorities in the United States.

The tax expenses primarily come from the state minimum taxes and franchise taxes.

Singapore

We are subject to corporate income tax for our business operations in Singapore. Tax on corporate income is imposed at a flat rate of 17% based on the adjusted taxable income.

Deferred tax assets and liabilities are recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. The ASC 740 – Accounting for Income Tax guidance also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized.

We have determined that a valuation allowance is necessary against the full population of the deferred tax assets as based on all available evidence, we do not anticipate that our future taxable income will be sufficient to recover our deferred tax assets. However, should there be a change in our ability to recover our deferred tax assets, we will re-evaluate our position and release a portion or all of the valuation allowance if required.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. In accordance with the authoritative guidance on accounting for uncertainty in income taxes, we recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. As of June 30, 2026, we do not have any uncertain tax positions based on our analysis.

We reevaluate these uncertain tax positions on a quarterly basis and those tax positions eligible for recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon the effective settlement with a taxing authority that has full knowledge of all relevant information. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activities. Any change in these factors could result in the recognition of a tax benefit or an additional charge to the tax provision.

Results of Operations

The following table represents our consolidated statement of operations for the six months ended June 30, 2026 and 2025.

	For the Six Months Ended June 30		Changes
	2026	2025	in Amount	in %

Revenues	$10,471,500	$14,796,800	$(4,325,300)	(29)%
Cost of revenues	(3,713,300)	(6,350,000)	2,636,700	(42)%
Gross profit	6,758,200	8,446,800	(1,688,600)	(20)%

Operating expenses:
Selling expenses	(4,536,900)	(7,833,100)	3,296,200	(42)%
General and administrative expenses	(7,406,700)	(4,677,400)	(2,729,300)	58%
Total operating expenses	(11,943,600)	(12,510,500)	566,900	(5)%

Loss from operations	(5,185,400)	(4,063,700)	(1,121,700)	28%

Other income (expenses):
Changes in fair value of digital assets	(1,191,100)	19,000	(1,210,100)	(6,369)%
Share of equity loss	(600)	(2,400)	1,800	(75)%
Changes in fair value of trading securities	(1,400)	(1,200)	(200)	17%
Interest income, net	3,000	94,400	(91,400)	(97)%
Other income, net	73,800	12,400	61,400	495%
Total other (expenses) income, net	(1,116,300)	122,200	(1,238,500)	(1,014)%

Loss before income tax	(6,301,700)	(3,941,500)	(2,360,200)	60%

Income tax expenses	(800)	(600)	(200)	33%
Net loss	(6,302,500)	(3,942,100)	$(2,360,400)	60%

Revenues

Compared with revenues for the six months ended June 30, 2025, our revenues for the six months ended June 30, 2026 decreased by approximately $4.3 million, or 29%. The decrease was primarily due to a decrease of approximately $4.0 million in revenues from membership and top-up streaming services and a decrease of revenues from content licensing business of approximately $0.7 million, partially offset by an increase of approximately $0.3 million in revenues from online advertising services.

Revenues from membership and top-up streaming services. Revenues from membership and top-up streaming services for the six months ended June 30, 2026 decreased by approximately $4.0 million, or 32%. The decline was driven by two key factors. First, commencing in May 2025, the Company strategically scaled back self-developed short dramas and shifted to a model centered on acquiring copyrighted content, which resulted in fewer new titles being released on the platform. Second, against a backdrop of intensifying industry competition characterized by aggressive marketing spend and widespread losses among peers, the Company adopted a disciplined operational strategy, optimizing its promotional policies to safeguard profit margins and preserve cash flow.

During the six months ended June 30, 2026, average revenue per user (“ARPU”) for the short drama business increased to $3.62 from $3.05 in the same period of 2025, primarily supported by improved user subscription conversion. However we witnessed a decrease in active users from 4,085,282 to 2,342,008, and a decrease in paying users from 364,600 to 309,973, leading to a decrease of ARPPU from $34.16 to $27.32. The decreases were affected by decrease new titles released on the platform.

Looking ahead, the Company intends to integrate AI-generated short dramas into its content portfolio, attracting a broader user base through a balanced approach of in-house development and strategic content procurement. This model is expected to drive meaningful production cost efficiencies while sustaining healthy ARPU performance. With sustained investment in AI-powered short drama content, the Company anticipates a return to growth in membership and top-up streaming services revenue in the coming periods.

	For the Six Months Ended June 30,
	2026	2025

Membership and top-up streaming services	$8,467,700	$12,455,500
ARPU	$3.62	$3.05

Revenues from online advertising services. Our revenues from online advertising services increased by approximately $0.3 million, or 28%. The increase was due to an increase in advertisers who placed ads on our platform.

Revenues from content licensing business. Our revenues from content licensing business were approximately $0.5 million and $1.2 million for the six months ended June 30, 2026 and 2025, respectively. The decrease was primarily because of a decrease of new content provided during the six months ended June 30, 2026.

Cost of revenues

For the six months ended June 30, 2026, the cost of revenues decreased by approximately $2.6 million, or 42% from approximately $6.4 million for the six months ended June 30, 2025. The change in cost of revenues was primarily derived from a decrease of approximately $1.0 million in platform service fees charged by third party payment processors which was in line with a decrease in revenues from membership and top-up streaming services, and a decrease of approximately $1.6 million in amortization of content assets with a decrease in new content assets on our platform.

We expect our cost of revenues will increase in the next year with net effects of increase in purchase of AI-based short dramas to attract more customers, partially offset by a decrease of amortization of content assets as we plan to reduce self-developed short-dramas.

Gross profit

Gross profit for the six months ended June 30, 2026 and 2025 was approximately $6.8 million and $8.4 million, respectively.

Selling expenses

As compared with the six months ended June 30, 2025, selling expenses for the six months ended June 30, 2026 decreased by approximately $3.3 million. The decrease was primarily driven by a reduction of approximately $3.2 million in advertising expenses, consistent with the decline in our revenues from membership and top-up streaming services.

Notably, advertising expenses as a percentage of total revenue improved significantly from 53% for the six months ended June 30, 2025 to 43% for the six months ended June 30, 2026. This improvement was mainly attributable to our successful acquisition of organic traffic through social media engagement and content initiatives, which enhanced overall marketing efficiency.

	For the Six Months Ended June 30, 2026	% of revenue	For the Six Months Ended June 30, 2025	% of revenue

Advertising expenses	$4,536,900	43%	$7,779,400	53%

General and administrative expenses

For the six months ended June 30, 2026, we incurred general and administrative expenses of approximately $7.4 million, representing an increase of approximately $2.7 million, or 58% from approximately $4.7 million for the six months ended June 30, 2025. The increase was primarily attributable to an increase of approximately $0.3 million in IT expenses because we incurred more IT support expenses for our short drama streaming platform, an increase of approximately $2.1 million, or 225%, in payroll and welfare expenses, which was because of optimization of compensation system, an increase of approximately $0.2 million in other expenses, which was because we incurred more travel and entertainment expenses in the six months ended June 30, 2026, and an increase of approximately $0.1 million in provision of credit losses against other receivable because the collection from one customer was expected to be remote.

Changes in fair value of digital assets

For the six months ended June 30, 2026, we recorded a decrease in fair value of approximately $1.2 million in digital assets as compared with an increase of approximately $19,000 for the same period of 2025. The change in fair value of digital assets was primarily because of fluctuations in market price of digital assets.

Net Loss

As a result of the foregoing, net loss for the six months ended June 30, 2026 was approximately $6.3 million, increasing by approximately $2.4 million, or 60%, from approximately $3.9 million for the six months ended June 30, 2025.

Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through equity financing through private placements. As of June 30, 2026, the Company held cash of approximately $3.2 million.

For the six months ended June 30, 2026 and 2025, the Company reported net losses of approximately $6.3 million and $3.9 million, respectively. In addition, the Company had accumulated deficits of approximately $66.9 million and $60.6 million as of June 30, 2026 and December 31, 2025, respectively, but the Company had working capital of approximately $5.0 million, including cash of approximately $3.2 million as of June 30, 2026, which is expected to support our operating and investing activities for the next 12 months.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

Given the financial condition of the Company and its operating performance, the Company assesses that current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this half year report. Accordingly, management continues to prepare the Company’s unaudited condensed consolidated financial statements on going concern basis.

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities at the date of the financial statements, (ii) the disclosure of contingent assets and liabilities, and (iii) the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Estimates and judgments are used when accounting for the amount and timing of future cash flows associated with each asset that are used to evaluate whether assets are impaired, accounting for income taxes, and the amounts recorded as allowances for credit losses.

Cash Flow

The following table sets forth a summary of our cash flows for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
	2026	2025
Net cash used in operating activities	$(3,042,400)	$(3,985,800)
Net cash used in investing activities	(1,047,000)	(1,239,400)
Net cash provided by financing activities	-	360,400
Net changes in cash and cash equivalents	(4,089,400)	(4,864,800)
Cash, cash equivalents, beginning of period	7,297,400	8,870,800
Cash, cash equivalents, end of period	$3,208,000	$4,006,000

Operating activities

Net cash used in operating activities for the six months ended June 30, 2026 was $3.0 million, primarily attributable to net loss of approximately $6.3 million, adjusted for (a) non-cash items including a decrease in fair value of approximately $1.2 million in digital assets, amortization of content assets of approximately $1.1 million, share-based compensation expenses of approximately $0.4 million, and (b) changes in operating assets and liabilities primarily in an increase of content assets of approximately $0.9 million as we continuously invested in content assets for short drama and an increase of other current liabilities and accrued expenses of approximately $1.3 million.

Net cash used in operating activities for the six months ended June 30, 2025 was approximately $4.0 million, primarily attributable to net loss of approximately $3.9 million, adjusted for (a) non-cash items including amortization of content assets of approximately $2.7 million and share-based compensation expenses to certain management and non-employees of approximately $0.4 million, and (b) changes in operating assets and liabilities including (i) an increase of content assets of approximately $3.3 million as we invested in content assets since we acquired FunVerse in January 2024, and (ii) an increase of approximately $0.2 million in contract liabilities as a result of decrease in subscription for short-dramas by our paying users for short-dramas because of decrease in release of new short-dramas on our platform.

Investing activities

For the six months ended June 30, 2026, the cash flow used in investing activities was approximately $1.0 million, which was primarily attributable to purchase of digital assets of approximately $1.0 million.

For the six months ended June 30, 2025, the cash flow used in investing activities was approximately $1.2 million, which was primarily attributable to purchase of digital assets of approximately $1.3 million, partially offset by collection of loans of approximately $0.1 million from a related party.

Financing activities

For the six months ended June 30, 2026, we did not report cash provided by or used in financing activities.

For the six months ended June 30, 2025, we raised cash of approximately $0.4 million from the issuance of ordinary shares under the ATM program.

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Out of our significant accounting policies, which are described in Note 2—Summary of Significant Accounting Policies of our unaudited condensed consolidated financial statements included elsewhere in this report, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions, including (i) revenue recognition, and (ii) income tax.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Valuation allowance for deferred tax assets

We account for income taxes using the liability method in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect when the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

The valuation allowance is considered on an individual entity basis. As of June 30, 2026 and December 31, 2025, valuation allowances on deferred tax assets are provided because we believe that it is more-likely-than-not that certain of the subsidiaries will not be able to generate sufficient taxable income in the near future, to realize the deferred tax assets carried-forward.

Non-GAAP Financial Measures

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, “Adjusted EBITDA”.

Adjusted EBITDA is a financial measure defined as our EBITDA of FunVerse and its subsidiary, adjusted to eliminate the effects of certain non-cash and/or non-recurring items, that do not reflect our ongoing strategic business operations. EBITDA is computed as net loss of FunVerse and its subsidiary before interest, taxes, depreciation, and amortization. Adjusted EBITDA is EBITDA of FunVerse and its subsidiary further adjusted for certain income and expenses, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations of membership and top-up streaming services and online advertising business. The adjustments currently include impairment of content assets.

We believe Adjusted EBITDA can be an important financial measure because it allows management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period-to-period by making such adjustments.

Adjusted EBITDA is provided in addition to and should not be considered to be a substitute for, or superior to net loss, the comparable measure under U.S. GAAP. Further, Adjusted EBITDA should not be considered as an alternative to revenue growth, net loss, diluted loss per share or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA has limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under U.S. GAAP.

Reconciliations of Adjusted EBITDA to the most comparable U.S. GAAP financial metric for historical periods are presented in the table below:

	For the Six Months Ended June 30,
	2026	2025
Reconciliation of Adjusted EBITDA of FunVerse and its subsidiary:
Consolidated net loss	$(6,302,500)	$(3,942,100)
Difference between consolidated net loss and net loss of FunVerse and its subsidiary	5,956,400	2,458,300
Net loss of FunVerse and its subsidiary	(346,100)	(1,483,800)
Depreciation and amortization expenses	1,087,900	2,655,400
EBITDA	741,800	1,171,600

Adjustments:
Impairment of content assets	14,300	-
Adjusted EBITDA	756,100	1,171,600

For the six months ended June 30, 2026, Adjusted EBITDA of FunVerse and its subsidiary was approximately $0.8 million, compared with approximately $1.2 million in the same period of 2025.

The decrease in adjusted EBITDA was mainly caused by decreased revenues generated from membership and top-up streaming services during the six months ended June 30, 2026, because the Company strategically scaled back self-developed short dramas and shifted to a model centered on acquiring copyrighted content, which resulted in fewer new titles being released on the platform. The Company successfully transitioned from self-developed content production to a more asset-light model focused on acquiring copyrighted short dramas, while optimizing its go-to-market strategy to drive organic user acquisition through social media engagement. This shift enhanced operational efficiency and stabilized margin profiles despite a challenging industry environment.

Looking ahead, the Company plans to integrate AI-generated short dramas into its content pipeline. This strategic initiative is expected to reduce content costs, improve user engagement, and strengthen profitability over time. With a clearer path to sustainable growth and operational efficiency, management remains confident in the Company’s long-term value creation potential.